

Mailstop 3233

May 25, 2016

<u>Via E-mail</u>
Harold Hofer
Chief Executive Officer
Rich Uncles NNN REIT, Inc.
3080 Bristol Street Suite 550
Costa Mesa, CA 92626

> **Re: Rich Uncles NNN REIT, Inc.
> Amendment No. 8 to Registration Statement on Form S-11
> Filed May 23, 2016
> File No. 333-205684**

Dear Mr. Hofer:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 18, 2016 letter.

<u>Prospectus Cover Page</u>

1. We note your response to comment 2 of our letter, and we reissue the comment in part. Please remove the statement that your "goal is to generate a relatively predictable and stable current stream of income for investors and the potential for long-term capital appreciation in the value of [y]our properties," which may be more appropriate in the summary.

Management

Executive Officers and Directors, page 41

2.   We note that you have included Jean Ho, as your Chief Financial Officer, in the table on page 41. Please revise your disclosure to provide the biographical disclosures required by Item 401 of Regulation S-K with respect to such officer. Additionally, we note that you have added a signature for Jean Ho as Chief Financial Officer to the signature page of the registration statement, but you continue to identify Harold Hofer as the Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer. Please advise us whether you consider Jean Ho to be your principal financial officer and/or principal accounting officer and, if so, revise your signature page accordingly.

Prior Performance

Table III – Operating Results of Prior Programs, page 82

3.   We note your response to comment 8 of our letter. We continue to believe that you should revise your disclosure in the table on page 82 to identify the source of cash distributions from return of capital (capital reserves). Please revise accordingly.

You may contact Paul Cline, Staff Accountant, at 202-551-3851 or Eric McPhee, Senior Staff Accountant, at 202-551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at 202-551-3207 or me at 202-551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel
Office of Real Estate and
Commodities

cc: Lee Polson, Partner
Strasburger & Price, LLP

Robert T. Plesnarski
O'Melveny & Myers LLP